Exhibit 99.2

15-11-04

FOR IMMEDIATE RELEASE

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
ehud@gk-biz.com

CAMTEK LTD. ANNOUNCES 2004 THIRD QUARTER RESULTS

RECORD REVENUES US$19.3 MILLION IN-LINE WITH GUIDANCE;

RECORD NET INCOME $4.4 MILLION,
EXCLUDING ONE TIME EXPENSE CHARGE OF $1.1 MILLION;

RECORD GROSS MARGIN OF 55%

MIGDAL HAEMEK, Israel, November 15, 2004 – Camtek Ltd. (NASDAQ: CAMT), today announced results for the third quarter of 2004, which ended on September 30.

Revenues for the third quarter of 2004 were a record $19.3 million, up 127% from $8.5 million in the third quarter of 2003, and up sequentially 11% from $17.4 million reported in the second quarter of 2004. The revenue breakdown in the third quarter of 2004 between the sales of PCB, HDI-S and Semiconductor Manufacturing and Packaging products was 85%, 6% and 9% respectively.

Gross profit for the third quarter of 2004 was $10.6 million, representing a gross margin of 55%. This is compared with $4.0 million or gross margin of 47%, as reported in the third quarter of 2003 and $9.1 million, or gross margin of 52% as reported in the previous quarter.

As indicated last quarter, during the third quarter the Company reported a one-time expense charge of $1.1 million in connection with its discontinued plans for a secondary offering earlier this year.

Excluding this one-time expense, operating profit for the third quarter of 2004 was $4.6 million representing an operating margin of 24%. Including this one-time expense, operating profit for the third quarter of 2004 was $3.5 million representing an operating margin of 18%. This is compared with $47 thousand or an operating margin of 0.5% as reported in the third quarter of 2003 and $3.3 million or an operating margin of 19% as reported in the previous quarter.

Excluding the one-time expense, reported net income for the third quarter 2004 was $4.4 million, or $0.16 per share. Including the one-time expense, the company reported third quarter net income of $3.3 million or $0.12 per share. This is compared to a net income of $191 thousand, or $0.01 per share, as reported in the third quarter of 2003, and a net income of $3.2 million, or $0.12 per share, as reported in the second quarter of 2004.

Rafi Amit, Camtek’s CEO commented, “We mark another quarter with record revenues, increased cash balances, very strong gross margins and increased net income. These results come from the continuing strong demand for our Dragon and Orion product lines for the PCB industry, as well as the developing market for the Falcon our newest product line for the semiconductor manufacturing and packaging market. We believe the Falcon represents a significant potential growth engine for us and we are already seeing a strong sales momentum. We are marketing the Falcon vigorously worldwide, and are excited about the market response, which has resulted in the sale of six systems since the Falcon’s release. We plan to install at least ten additional Falcon systems in Japan, Taiwan, Singapore, Europe and the US within the next several weeks, and expect the majority of these installations to turn into sales.”

Rafi Amit continued, “In the fourth quarter we continue to see significant activity in our markets, at a similar level to the third quarter. We recently received a significant multiple order of $4.7 million, which we are expected to ship and install before the end of this year. However it is unclear at this point what portion of the revenues from this order will be recognized during the fourth quarter. Therefore, our fourth quarter revenue guidance is between $17-20 million.”

Rafi Amit concluded, “Looking ahead to next year, our working assumption is that our revenues in 2005 will grow about 15-20% in comparison to our 2004 revenues. We expect that sales to the PCB market will remain overall at approximately the 2004 volume, while the Semiconductor Manufacturing and Packaging will contribute most of our growth. We believe that the Falcon product line will reach our previously announced target of 25% of our 2005 revenues.”

Camtek will hold a conference call on Monday, November 15th, 2004 at 11:00 a.m. EST. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers below:

US: 1 866 500 4953 at 11:00 a.m. EST UK: 0 800 917 4256 at 4:00 p.m. GMT Israel: 03 925 5910 at 6:00 p.m. Israel time International: +972 3 925 5910

The teleconference will be available for replay for 14 days on http://www.camtek.co.il/ beginning 48 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK LTD
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2003	September 30, 2004

ASSETS
Current assets:
Cash and cash equivalents	12,837	11,381
Accounts receivable - trade, net of allowance of $2,090 and $1,913	13,317	22,733
Inventories	13,687	24,490
Due from affiliates	2,652	-
Other current assets	1,794	3,056

Total current assets	44,287	61,660

Fixed assets, net	9,899	9,625

	54,186	71,285

LIABILITIES
Current liabilities:
Short-term bank credit	2,300	2,300
Accounts payable	6,985	12,311
Due to affiliates	-	41
Other current liabilities	5,638	9,491

Total current liabilities	14,923	24,143

Accrued severance pay, net of amounts funded	412	398

Total liabilities	15,335	24,541

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,071,366 in 2004, outstanding
27,053,419 in 2003 and 27,059,747 in 2004	125	125
Additional paid-in capital	43,801	43,732
Unearned compensation	(560)	(397)
Retained earnings (deficit)	(3,522)	4,277
Treasury stock, at cost (1,011,619 shares in 2003 and 2004)	(993)	(993)

	38,851	46,744

	54,186	71,285

CAMTEK LTD
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,	Three Moths Ended September 30,		Nine Months Ended September 30,
	2003	2003	2004	2003	2004

Revenues	31,141	8,479	19,336	20,701	49,830

Cost of revenues	16,674	4,460	8,741	11,612	23,211
Royalties to the Government of Israel	150	-	-	150	-

Total cost of sales	16,824	4,460	8,741	11,762	23,211

Gross profit	14,317	4,019	10,595	8,939	26,619

Research and development costs	5,855	1,417	1,829	4,455	5,440
Selling, general and administrative expenses	10,041	2,555	4,115	6,856	11,408

	15,896	3,972	5,944	11,461	16,848

Aborted issuance expenses	-	-	1,122	-	1,122

Operating income (loss)	(1,579)	47	3,529	(2,372)	8,649

Financial and other income (loss), net	235	144	(253)	180	(317)

Income (loss) before income taxes	(1,344)	191	3,276	(2,192)	8,332

Provision for income taxes	225	-	-	-	533

Net income (loss)	(1,569)	191	3,276	(2,192)	7,799

Net income (loss) per ordinary share:

Basic	(0.06)	0.01	0.12	(0.08)	0.29

Diluted	(0.06)	0.01	0.12	(0.08)	0.28

Weighted average number of ordinary
shares outstanding:

Basic	27,053	27,053	27,165	27,053	27,093

Diluted	27,053	27,388	27,904	27,053	27,881